August 15, 2024

Gregg Budoi
Interim Chief Financial Officer
MCX Technologies Corp
176 South Capital Blvd.
Boise, Idaho 83702

        Re: MCX Technologies Corp
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 000-54918
Dear Gregg Budoi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Christopher Rowlison